Press release

Skandia

02042985

23 July 2002

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

June sales SEK 8.9 billion[1)]

Sales in June
Sales amounted to SEK 8.9 billion (12.4). Sales in May 2002 totalled SEK 11.1 billion. The lower level of sales compared with May 2002 is attributable to the uncertainty, volatility and continued decline in the world's stock markets, which are leading to lower demand for equity-related products, and exchange rate effects.

New sales of unit linked assurance through June
New sales of unit linked assurance decreased by 21% through June compared with the same period in 2001.

Sales through June
Sales amounted to SEK 62.9 billion (75.6). Sales are reported exclusive of paid-in premiums to Skandia Liv, totalling SEK 6.9 billion (7.7). Of total sales, SEK 45.3 billion (51.3) pertains to unit linked assurance, SEK 15.5 billion (20.8) to mutual fund savings products, and SEK 1.3 billion (2.6) to direct sales of funds.

In the USA, sales of variable annuities through June amounted to SEK 17.9 billion (22.2), and sales of mutual funds totalled SEK 6.4 billion (13.5). Sales in the UK totalled SEK 21.2 billion (22.6). In Sweden, SkandiaLink's sales amounted to SEK 5.4 billion (6.1). Sales in markets outside the USA, the UK and Sweden amounted to SEK 10.4 billion (8.4).

Compared with the average exchange rates that applied for the full-year 2001, sales through June decreased by approximately 2% as a result of exchange rate movements.

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[1] All comparison figures pertain to the corresponding period a year earlier, unless otherwise indicated.

According to the sensitivity analysis provided in connection with the interim report for the first quarter of 2002, a 1% increase/decrease in the stock indexes that are relevant for Skandia would affect the result by +/– SEK 188 million. Skandia's 2001 Annual Report, as well as earlier annual reports, includes a risk analysis as well as a sensitivity analysis for the company's business. On 31 July 2002 Skandia will release information on financial effects and their impact on the operating result during the first half of 2002. These financial effects were caused primarily by changes in the financial markets during the period.

The interim report for the second quarter will be released on 8 August 2002.

For further information, please contact:
Harry Vos, Head of Investor Relations, tel +46-8-788 3643

Definitions of sales

Sales
Sales pertain to paid-in premiums and deposits in funds from Skandia's customers.

New sales
New sales pertain to single and regular premiums from unit linked contracts entered into in 2002, recalculated to full-year figures. According to industry practice, new sales are defined as regular premiums recalculated to full-year figures plus 1/10 of single premiums during the period.

Sales per month	2002	2001
January	10.6	12.6
February	9.7	11.7
March	10.7	13.6
April	11.9	12.9
May	11.1	12.4
June	8.9	12.4
Subtotal	**62.9**	**75.6**
July		10.6
August		9.6
September		8.3
October		9.5
November		9.4
December		10.8
Total		**133.8**

Comparison figures for 2001 have been recalculated to take into account the sale of parts of the mutual fund activities in Skandia Asset Management to Den norske Bank.

UK pertains to businesses domiciled in the UK and thus also includes Royal Skandia, the branch offices in Finland and Norway, and sales of Critical Illness insurance in Germany.

Exchange rates		2002 30 June	2002 31 May	2002 31 Mar.	2001 31 Dec.	2001 30 June	2001 31 May	2001 31 Mar.
SEK								
EUR	Closing rate	9.08	9.10	9.04	9.33	9.22	9.13	9.15
EUR	Average rate	9.14	9.16	9.14	9.29	9.08	9.04	9.00
GBP	Closing rate	14.01	14.25	14.75	15.32	15.31	15.29	14.82
GBP	Average rate	14.73	14.85	14.98	15.01	14.69	14.51	14.22
USD	Closing rate	9.19	9.74	10.36	10.58	10.89	10.77	10.39
USD	Average rate	10.18	10.34	10.51	10.43	10.26	10.03	9.74
JPY	Closing rate	0.077	0.078	0.078	0.081	0.087	0.091	0.083
JPY	Average rate	0.079	0.079	0.079	0.086	0.085	0.084	0.083